December 18, 2008

Gary R. Todd
Reviewing Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030

Washington, D.C. 20549

FILED VIA EDGAR

Re:	ANADIGICS, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended September 27, 2008
Form 8-K Dated October 22, 2008
File No. 0-25662

Dear Mr. Todd:

ANADIGICS, Inc. (the “Company”) has received your letter dated December 5, 2008 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), the Form 10-Q for the fiscal quarter ended September 27, 2008 (the “Form 10-Q”) and the Form 8-K dated October 22, 2008 (the “Form 8-K”), each filed by the Company with the Commission.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Form 10-Q and Form 8-K.  The Company acknowledges that comments of the Staff regarding the Form 10-K, Form 10-Q and Form 8-K or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

Form 10-K as of December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Estimates

Revenue Recognition

1.
Please tell us, and in future filings disclose, whether revenue is recognized at shipment or delivery and clarify when title passes.  If your practices vary based on contractual terms or other factors, please appropriately explain in the response and in future disclosure.

RESPONSE: Revenue is recognized upon transfer of title at shipping or delivery in accordance with shipping terms specified in the sales order. See our response to comment 2 below for our revised revenue recognition policy disclosure to be included in future filings.

2.
You disclose that you sell to certain distributors who are granted rights of return and exchange and certain price protection and that you reserve for the portion of the shipments subject to return, exchange or price protection until those rights expire.  In regard to the disclosure, please respond to the following:

•	Please provide us and in future filings disclose a description of the principal terms and provisions of the return, exchange and price protection rights.
•	Tell us and in future filings disclose how you estimate the reserve at shipment.
•	With respect to return and exchange privileges, tell us how your accounting complies with the requirements of SFAS 48. Also clarify in future filings.
•	With respect to price protection, please tell us why you believe you have a fixed and determinable sales price as provided in SAB Topic 13. Also clarify in future filings.
•	Tell us how you account for the reserves for these matters.

RESPONSE: At the time of shipment, title transfers to the distributor and payment from the distributor is due based on our standard commercial terms; payment terms are not contingent upon the distributor’s resale of the product. We do offer contractual rights of return to distributors which are limited to a percentage of their dollar purchases.  The Company has been trading under these arrangements for a number of years with these established distributors and has reasonable experience and knowledge of their returns and trading patterns. At the time of shipment, the Company reserves the expected value of such return rights in accordance with contractual terms and assesses those estimates quarterly after considering the distributors’ expressed intent and returns history, along with an ongoing review of sales trends and distributor inventory positions.

In addition, the Company also offers certain price adjustment credits for certain resales recorded by distributors.  Under this program, we may grant a distributor price adjustment credits up to an agreed quantity for specific resales of product to a specific end customer, which are documented by the distributor.  In order to receive price adjustment credits, the distributor must provide details regarding the specific price competition they are facing, including the product, the end customer, the competitor offering the competitive pricing, the forecasted quantity of product subject to the competitive pricing, and the price requested. Upon shipment to the distributors, we record these allowances as a reduction to revenue to the agreed discounted price while validating such credits monthly and assessing the remaining reserve quarterly against distributor inventory.  Approved allowances are tracked individually by distributor, part number and end-customer.

In future filings, we will include the following description of our revenue recognition policy:

Revenue from product sales is recognized when title to the products is transferred to the customer, which occurs upon shipment or delivery, depending upon the terms of the sales order. The Company sells to certain distributors who are granted limited contractual rights of return and exchange and certain pre-negotiated individual product-customer price protection. Revenue from sales of our products to distributors is recognized, net of allowances, upon shipment of the products to the distributors. At the time of shipment, title transfers to the distributors and payment from the distributors is due on our standard commercial terms; payment terms are not contingent upon resale of the products. Revenue is appropriately reduced for the portion of shipments subject to return, exchange or price protection. Allowances for the distributors are recorded upon shipment and calculated based on the distributors’ indicated intent, historical data, current economic conditions and contractual terms.  The Company believes it can reasonably and reliably estimate allowances for credits to distributors in a timely manner.

Stock-Based Compensation

3.
You disclose that “expected volatility is a combination of both Company and peer company historical volatility.”  Please tell us and in future filings disclose why you believe it is appropriate to measure volatility as described in your disclosure.  In that regard, please tell us how your method considers the guidance on volatility as described in Appendix A to SFAS 123(R) and related guidance from SAB Topic 14.D.1.

RESPONSE: The method to be used in the determination of ‘expected’ or forward-looking volatility is not specifically defined in the guidance; however, references are made to use of a company’s historical or implied volatility, or a combination of the two. Since the Company’s historical volatility was trending significantly lower, the Company did not feel it appropriate to rely solely on historical volatility. Furthermore, the Company has not deemed implied volatility an appropriate measure of expected volatility, as implied volatility is derived from option activity and the Company’s option trading has been limited. Therefore, the Company felt that blending its historical volatility with the historical volatility of its larger peer group would be a more appropriate measure of expected volatility as the Company was transitioning from a micro-cap company into a mature company.  The Company believes that the results from its method of estimating expected volatility are consistent with the expected volatility that marketplace participants would use in determining an exchange price for an option, consistent with the guidance of FAS 123 (R) and SAB Topic 14.D.1.  While the Company has issued far fewer extended-term options, should it return to granting such options, it will again consider all best alternatives in estimating expected volatility.

Inventory

4.
You disclose that your “reserve for excess and obsolete inventory is primarily based upon forecasted short-term demand for the product and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made.”  Please tell us and in future filings clarify how your practices consider the guidance from SAB Topic 5-BB.  Under that guidance, inventory write-downs establish a new cost basis and such write-downs may not be reserved based on changes in underlying facts and circumstances.

RESPONSE: The Company recognizes and complies with SAB Topic 5-BB in that a new cost basis is established when inventory is written-down. We will incorporate additional wording into future filings as follows: “Inventories are valued at the lower of cost or market ("LCM"), using the first-in, first-out method. In addition to LCM limitations, the Company reserves against inventory items for estimated obsolescence or unmarketable inventory. The reserve for excess and obsolete inventory is primarily based upon forecasted short-term demand for the product. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required.  In the event the Company sells inventory that had been covered by a specific inventory reserve, the sale is recorded at the actual selling price and the related cost of goods sold at the full inventory cost, net of the reserve.”

Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

5.
You disclose that your chief executive officer and chief financial officer concluded that “disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported as specified within the SEC’s rules and forms.”  If you elect to include any qualifying language as to the effectiveness conclusion, in your future filings such language should include, at a minimum, but only if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to your management, including your principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).  Alternatively, if true, your disclosure could simply indicate that your officers determined that your “disclosure controls and procedures are effective” without any further qualifications or attempts to define those disclosure controls and procedures.

RESPONSE:  In response to your comment, the Company will revise its conclusion regarding the effectiveness of disclosure controls and procedures, when true, to state the following:

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed with the Securities and Exchange Commission, or SEC, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as appropriate, to allow timely decisions regarding required disclosure.  As of December 31, 2007, an evaluation was performed under the supervision and with the participation of our Management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934).  Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 31, 2007.

Form 10-Q as of September 27, 2008

Financial Statements

Note 7.  Marketable Securities

6.	Please provide us a roll-forward of the carrying amount of auction rate securities from January 1, 2008 through September 27, 2008.

RESPONSE: We present the following roll-forward of auction-rate securities from January 1, 2008 to September 27, 2008.

Carrying Value (in $’s 000)
Balance at December 31, 2007	$37,458
Redemptions	(21,365)
Other-than-temporary impairments, net of recoveries upon redemption	(3,064)
Balance at September 27, 2008	$13,029

7.
In future filings please more specifically describe the terms and provisions of the auction rate securities.  In that regard, please disclose maturity dates of the long-term instruments, the interest rates, interest payment provisions, the nature of any collateral and any other guarantees.  Clarify whether you are receiving default rates of interest, disclose the rates, and disclose whether interest is being collected on a current basis.

RESPONSE: In future filings, we will incorporate additional background disclosure on auction rate securities including relevant provisions and terms, maturity dates and interest details.

8.
With respect to Level 3 securities, we see that you made some broad statements about the types of information you considered in reaching conclusions about fair value.  In future filings please disclose more specific detail about valuation techniques.  In that regard, please explain the models, methods and significant assumptions used in the valuations.  If you relied on more than one source of information or applied more than one technique, clarify how you evaluated and weighted the information considered and the techniques applied.

RESPONSE: In future filings, we will incorporate additional background disclosure on auction rate securities valuation techniques and considerations.

9.
Where you have recognized other than temporary impairment on an investment, in future filings please provide a discussion of the factors you considered in reaching the conclusion that impairment of that investment was other than temporary.

RESPONSE: In future filings, we will provide additional discussion of considerations underlying ‘other-than-temporary impairment’ conclusions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

10.
You indicate that you have accrued or paid $10.9 million in connection with the Kunshan project.  Please tell us how you have accounted for the $10.9 million.  In light of your disclosure that you intend to delay the project, please tell us how you evaluated any asset recorded for impairment.

RESPONSE: The $10.9 million recorded on the Kunshan project is reflected in projects in progress. The amount represents our initial investment in building a clean room facility in which to house the Company’s originally planned wafer fabrication (“fab”) project. The building project is in the process of being completed whereas the investment in equipment to outfit the fab has been delayed from the acceleration announced in our 8-K filing on July 22, 2008.  The Company continues to evaluate its additional capacity needs beyond its primary wafer fab in Warren, New Jersey based upon future product demand.  We remain engaged with this project and its contribution to future capacity requirements for the Company and consequently did not believe this delay resulted in an impairment of the asset’s carrying value.

Form 8-K dated October 22, 2008

11.
In the heading and elsewhere in the earnings release you refer to non-GAAP financial data as “pro-forma.”  The pro forma terminology has specific meaning under Article 11 of Regulation S-X.  In future earnings releases please use the pro forma terminology only where appropriate under Article 11.  In that regard, you should not refer to non-GAAP financial data provided under Item 10(e) of Regulation S-K as “pro forma.”

RESPONSE:  In future earnings releases, the Company will not refer to non-GAAP financial data provided under Item 10(e) of Regulation S-K as “pro forma.”

_________________________________

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (908) 412-5995 or Stephen A. Greene of Cahill Gordon & Reindel LLP at (212) 701-3873.

Sincerely,

ANADIGICS, Inc.

By:           /s/ Thomas C. Shields

Thomas C. Shields

Executive Vice President and Chief Financial Officer

cc:           Stephen A. Greene
Jason H. Terrana